# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Metsera, Inc., CIK 0002040807
CUSIP: 59267L107
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007
Date of event which requires filing of this statement: 11/13/2025
Amends the filing with accession number 0001072613-25-000107
Filed by CIK 0001906837
Persons authorized to receive notices and communications: Mark McDonnell, ARCH Venture Management, LLC, 8755 W. Higgins Road, Suite 1025, Chicago, Illinois (IL), 60631, (773) 380-6600

## Reporting persons
- ARCH Venture Fund XII, L.P. (CIK 0001906837): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Fund XIII, L.P. (CIK 0002006772): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Partners XII, L.P. (CIK 0001979765): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Partners XIII, L.P. (CIK 0002016083): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Partners XII, LLC (CIK 0001979548): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ARCH Venture Partners XIII, LLC (CIK 0002016082): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Robert Nelsen (CIK 0001219042): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Keith Crandell (CIK 0001219039): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Kristina Burow (CIK 0001569248): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Steven Gillis (CIK 0001229592): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Paul Berns (CIK 0001202769): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.00001 par value
Name of issuer: Metsera, Inc.
Address of issuer's principal executive offices: 3 World Trade Center, 175 Greenwich Street, New York, New York (NY), 10007
Comment: This statement relates to the Common Stock, $0.00001 par value per share (the "Common Stock"), of Metsera, Inc. (the "Issuer") having its principal executive office at 3 World Trade Center, 175 Greenwich Street, New York, NY, 10007 USA.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of this Schedule 13D is amended and supplemented as follows:

Pursuant to the Agreement and Plan of Merger dated September 21, 2025, as amended on November 7, 2025 (the "Merger Agreement"), by and among the Issuer, Pfizer Inc., a Delaware corporation ("Parent"), and Mayfair Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), Merger Sub merged with and into the Issuer, with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent (the "Merger"). At the Effective Time of the Merger (as defined in the Merger Agreement), each issued and outstanding share of common stock, par value $0.00001 per share of the Isser was converted automatically into the right to receive (i) cash in an amount equal to $65.60 per share without interest, net of all applicable withholding taxes, plus (ii) one contractual contingent value right representing the right to receive contingent payments in cash, without interest, upon the achievement of certain specified milestones, in accordance with the terms and conditions of the contingent value rights agreement entered into by Parent and Equiniti Trust Company, LLC, dated November 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has:

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except as set forth above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On November 13, 2025, as a result of the transactions described in Item 5(a) hereof, the Reporting Persons ceased to be the beficial owners of 5% or more of the Common Stock.

## Signatures
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, L.P., its General Partner (11/14/2025)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (11/14/2025)
- ARCH Venture Fund XII, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Robert Nelsen, Managing Director (11/14/2025)
- ARCH Venture Fund XIII, L.P.: ARCH Venture Partners XIII, LLC, its General Partner (11/14/2025)
- ARCH Venture Fund XIII, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (11/14/2025)
- ARCH Venture Partners XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (11/14/2025)
- ARCH Venture Partners XII, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Robert Nelsen, Managing Director (11/14/2025)
- ARCH Venture Partners XIII, L.P.: ARCH Venture Partners XIII, LLC, its General Partner (11/14/2025)
- ARCH Venture Partners XIII, L.P.: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Keith Crandell, Managing Director (11/14/2025)
- ARCH Venture Partners XII, LLC: /s/ Mark McDonnell, Mark McDonnell as Attorney-in-Fact for Robert Nelsen, Managing Director (11/14/2025)
- ARCH Venture Partners XIII, LLC: /s/ Mark McDonnell, Mark McDonnell as Attorny-in-Fact for Keith Crandell, Managing Director (11/14/2025)
- Robert Nelsen: /s/ Mark McDonnell, Mark McDonnell as Attorny-in-Fact for Robert Nelsen (11/14/2025)
- Keith Crandell: /s/ Mark McDonnell, Mark McDonnell as Attorny-in-Fact for Keith Crandell (11/14/2025)
- Kristina Burow: /s/ Mark McDonnell, Mark McDonnell as Attorny-in-Fact for Kristina Burow (11/14/2025)
- Steven Gillis: /s/ Mark McDonnell, Mark McDonnell as Attorny-in-Fact for Steven Gillis (11/14/2025)
- Paul Berns: /s/ Mark McDonnell, Mark McDonnell as Attorny-in-Fact for Paul Berns (11/14/2025)